

May 8, 2015

Yu Ben Ansheng
Chief Executive Officer and President
China Greenstar Corporation
Suite B, 16/F, Ritz Plaza
122 Austin Road
Tsim Sha Tsui, Kowloon
Hong Kong

> **Re:**   **China Greenstar Corporation (f/k/a Stark Beneficial Inc.)**
> **Current Report on Form 8-K**
> **Filed December 19, 2014**
> **File No. 000-54731**

Dear Mr. Yu Ben Ansheng:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director